UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                x ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2001

                                       OR

                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

              For the Transition Period From ________ to _________

                          Commission File Number 1-8368

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     SAFETY-KLEEN CORP. 401(k) SAVINGS PLAN
                         1301 GERVAIS STREET, SUITE 300
                               COLUMBIA, SC 29201

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               SAFETY-KLEEN CORP.
                         1301 GERVAIS STREET, SUITE 300
                               COLUMBIA, SC 29201

                              REQURIED INFORMATION

Safety-Kleen Corp. 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore in accordance with
Item 4, in lieu of the requirements of Item 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I and incorporated herein by this reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

By:   Safety-Kleen Corp. 401(k) Savings Plan
      Plan Sponsor

/s/ Larry W. Singleton
---------------------------------
Larry W. Singleton
CFO and Treasurer, Safety-Kleen Services, Inc.                     June 28, 2002

                                    EXHIBITS



23(a)         Consent of James M. Holloway

Appendix I

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

                 Financial Statements and Supplemental Schedules
                           December 31, 2001 and 2000







           Employer Identification Number 75-2178928, Plan Number 001

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN


           Employer Identification Number 75-2178928, Plan Number 001


                 Index to the Financial Statements and Schedules




                                                                            Page

Report of Independent Accountants..............................................2


Financial Statements:

     Statements of Net Assets Available for Plan Benefits......................3

     Statements of Changes in Net Assets Available for Plan Benefits...........4

     Notes to Financial Statements..........................................5-10


Supplemental Schedules:

        Supplemental Schedule I: Schedule H - Schedule of Assets Held for
                   Investment Purposes as of December 31, 2001

    Supplemental Schedule II: Supplemental Schedule II: Schedule H: Schedule
       of Assets Held for Personal Choice Retirement Accounts Investments
                             as of December 31, 2001

                             JAMES M. HOLLOWAY, JR.
                              1420 Henderson Street
                           Post Office Box 342 (29202)
                         Columbia, South Carolina 29201


Telephone (803) 799-1890          SEC Practice Section of the American Institute
Facsimile (803) 799-1891                         of Certified Public Accountants
E-Mail:  jimholl@aol.com          SC Association of Certified Public Accountants




                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Safety-Kleen Services, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Safety-Kleen Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, together referred to as supplemental information are presented for the purpose of additional analysis, and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Columbia, South Carolina
June 17, 2002                           /s/ James M. Holloway, Jr., CPA

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits


           Employer Identification Number 75-2178928, Plan Number 001


                        As of December 31, 2001 and 2000


                                                      2001              2000
                                                 -------------     -------------

Investments                                      $ 200,694,989     $ 206,024,154

Receivables:
    Employer contributions                             348,944           436,884
    Employee contributions                             641,649           796,109
    Accrued investment income                           82,651                 -
    Principal repayments on participant loans          128,754            78,783
                                                 -------------     -------------

       Net assets available for plan benefits    $ 201,896,987     $ 207,335,930
                                                 =============     =============

     The accompanying notes are an integral part of the financial statements

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

                  Statements of Changes in Net Assets Available
                                for Plan Benefits


           Employer Identification Number 75-2178928, Plan Number 001


                 for the years ended December 31, 2001 and 2000


                                                      2001              2000
                                                 --------------    -------------
Additions:
  Investment income (loss):
    Interest and dividends                       $     787,773    $     993,869
    Net appreciation (depreciation) in fair
      value of investments                          (8,753,659)      (5,579,057)
                                                 --------------    -------------
       Total investment income (loss)               (7,965,886)      (4,585,188)

    Employer contributions                          10,142,065       11,356,337
    Employee contributions                          19,225,411       21,935,688
    Qualified plan transfers, net                   (1,612,578)       6,932,587
                                                 --------------    -------------
             Total additions                        19,789,012       35,639,424
                                                 --------------    -------------

Deductions:
    Participant benefits                            25,147,745       35,416,991
    Other expenses (income), net                        80,210          118,869
                                                 --------------    -------------
             Total deductions                       25,227,955       35,535,860
                                                 --------------    -------------
                 Net increase (decrease)            (5,438,943)         103,564

Net assets available for plan benefits:
     Beginning of year                             207,335,930      207,232,366
                                                 --------------    -------------
     End of year                                 $ 201,896,987    $ 207,335,930
                                                 ==============    =============

    The accompanying notes are an integral part of these financial statements

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

                          Notes to Financial Statements

NOTE 1.  PLAN DESCRIPTION:

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Effective September 1, 1990, the Laidlaw Environmental Services, Inc. 401(k) Savings Plan (the "Plan") was adopted for the benefit of the employees of Laidlaw Environmental Services, Inc., and its subsidiaries. In July 1997, the Rollins Environmental Services, Inc. Savings and Investment Plan was merged into the Plan. In October 1998, the Safety-Kleen Corp. Savings and Investment Plan was merged into the Plan and the Plan was renamed the Safety-Kleen Corp. 401(k) Savings Plan. On August 1, 1999, the Plan was amended and restated to incorporate all amendments to the Plan since 1993. Safety-Kleen Services, Inc., (the "Sponsor") is a wholly owned subsidiary of Safety-Kleen Corp. (the "Company"). Laidlaw Inc. is a principal shareholder of the Company. Transfers are included in qualified plan transfers, net in the statements of changes in net assets available for plan benefits.

GENERAL - The Plan is a defined contribution plan covering substantially all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

CONTRIBUTIONS - The Plan provides for participant contributions on a pretax compensation reduction basis. An employee who has completed one year of qualified service may elect to defer receipt of compensation, in one percent increments to a maximum of 15% and subject to the maximum permitted by the Internal Revenue Code, and contribute that amount to the Plan for the period. Under the Plan, the Company may make discretionary contributions and matching employer contributions. For the year ended December 31, 2001 and 2000, the Company made no discretionary contributions. At December 31, 2001 and 2000, the employer matching contribution rate was $.75 for each $1.00 of employee pre-tax deferral up to 6% of eligible compensation, as defined.

VESTING - At all times, participants are one hundred percent vested in the value of their account attributable to employee-deferred amounts and discretionary contributions. At the completion of three years of service, the participant becomes one hundred percent vested in the employer's matching contributions. Participants in certain of the merged qualified plans vest in the employer's matching contributions related to those plans in accordance with schedules outlined in the plan document. A participant who terminates prior to vesting forfeits the balance in his employer matching contribution account. Forfeitures are allocated to the remaining participants based on the ratio the participant's individual inception-to-date employer matching contribution bears to the total of such amounts for all participants.

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

NOTE 1.  PLAN DESCRIPTION (CONTINUED):

PAYMENT OF BENEFITS - Upon termination, retirement, disability, death, approved financial hardship, or dissolution of the Plan, unmarried participants will normally receive a single lump-sum distribution. Married participants and surviving spouses of deceased participants will normally receive a qualified annuity.

PARTICIPANT LOANS - Participants may obtain loans from the Plan provided the loan is at least $1,000 and not more than the greater of fifty percent of the participant's vested account balance or $50,000. Loans are repaid in one to five years through payroll deductions. The interest rate is established monthly at the published prime interest rate plus one percent, and, is fixed over the life of the loan. Fees charged for participant loans include a $50 origination fee and a $6 maintenance fee charged quarterly for the life of the loan.

CONTRIBUTIONS - Contributions received by the Plan are deposited with the asset custodian, First Trust Corporation. Personal Choice Retirement Account (PCRA) plan assets are in the custody of Schwab Institutional, a brokerage firm. Wachovia Bank, N.A., is the named Trustee.

VALUATION - The Plan's accounts are valued daily. Investment income and gain or loss on investments is allocated daily. Investment income and gain or loss on investments attributable to employee accounts is allocated based on the relative values of the participants' employee accounts as of the beginning of the valuation period plus fifty percent of the participants' salary reduction contribution less distributions received. Investment income and gain or loss on investments attributable to employer accounts is allocated based on the relative values of the participants' employer accounts as of the beginning of the valuation period less any distributions received and forfeitures allocated.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The financial statements have been prepared on the accrual basis and in conformity with generally accepted accounting principles. Benefit distributions are recorded when paid.

INVESTMENT VALUATION - Mutual fund and common stock investments held by the asset custodian are valued at fair value as determined by the asset custodian, based on quoted market prices. PCRA investments are valued at fair value as determined by Schwab Institutional based on quoted market prices. Participant loans are reported at cost.

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - The statements of changes in net assets available for plan benefits include the net appreciation (depreciation) in the fair value of the Plan's investments which consist of the realized gains and losses and the unrealized appreciation (depreciation) on investments.

RISKS AND UNCERTAINTIES - The Plan provides for various mutual fund investment options in stock, bonds, fixed income securities, and individually selected common stock. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with each investment opportunity and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

USE OF ESTIMATES - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires that the Plan administrator make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

RECLASSIFICATIONS - Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

NOTE 3.  PLAN AMENDMENTS:

On August 1, 1999, the Plan was amended and completely restated to incorporate all Plan amendments adopted after the Plan's 1993 restatement and to make certain other amendments to the Plan deemed appropriate or required by law. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code, as amended, and regulations there under, as a qualified defined contribution plan and includes an arrangement intended to be a qualified cash or deferred arrangement under Code section 401(k). An employee stock ownership portion of the Plan, which was designed to invest primarily in qualifying employer securities and terminated in 1996 pursuant to Amendment #4 to the Plan, remained terminated in the 1999 restatement.

NOTE 4.  DATA CERTIFIED BY CUSTODIAN:

The financial information pertaining to Plan investments and the related investment income disclosed in the accompanying financial statements and supplemental schedules was supplied and certified as complete and accurate to the best of the knowledge and belief of the Custodian, First Trust Corporation, as of December 31, 2001 and 2000.

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

NOTE 5.  INVESTMENTS:

At December 31, 2001 and 2000 investments consist of:

                                                      2001             2000
                                                 -------------     -------------
Common stocks:
  Safety Kleen Corp., common stock  *            $     144,720     $      94,548
  Laidlaw, Inc., common stock  *                        15,650            16,408

Mutual funds:
  AIM Balanced Fund Class A                          6,349,511         6,956,473
  Alliance Premier Growth Class A                   15,884,788        20,731,199
  American Funds Washington Mutual Investors
      Fund. Inc.                                    16,954,956        16,301,865
  Bond Fund of America                              33,971,332        30,846,039
  Dreyfus Emerging Leaders Fund                     14,295,190        15,487,983
  Dreyfus Premier Balanced Fund                      8,670,675         9,120,200
  Franklin Balanced Sheet Investment Fund           15,492,664        12,718,268
  Morley Capital Stable Value Fund                   5,471,123                 -
  Mutual Beacon Fund Inc. "Z"                       14,190,904        13,210,495
  Mutual Discovery Fund "Z"                         12,069,794        11,979,178
  Oppenheimer Capital Appreciation Fund             18,702,390        21,748,327
  Oppenheimer Global Fund A                         14,168,833        16,189,527
  Wachovia Equity Index Fund   *                    12,230,761        14,283,317

Vanguard Money Market Prime                                  -            20,359
First Trust Money Market Account    *                  552,844         4,526,027
Personal Choice Retirement Accounts                  1,919,210         2,523,252
Participant loans, at cost                           9,609,644         9,270,689
                                                 --------------    -------------

                                                 $ 200,694,989     $ 206,024,154
                                                 ==============    =============
  * Denotes a party-in-interest investment



The net appreciation (depreciation) in fair value of investments for the years ended December 31, 2001 and 2000 is as follows:

                                                      2001              2000
                                                 --------------    -------------

Common stocks                                    $    (258,186)    $ (7,675,274)
Mutual funds                                        (8,495,473)       2,096,217
                                                 --------------    -------------
  Net appreciation (depreciation) in fair value
    of investments                               $  (8,753,659)    $ (5,579,057)
                                                 ==============    =============

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

NOTE 6.  TAX STATUS:

The Company has obtained a letter of determination dated November 27, 2001 from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(a) of the internal Revenue Code and is exempt from federal income taxes under provisions of Section 501(a) of the Code.

NOTE 7.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Should the Plan terminate at some future time, participants will become one hundred percent vested in their accounts and the net assets available for plan benefits at the termination date would be distributed to participants based on amounts which have been allocated to their respective accounts.

NOTE 8.  INVESTMENT IN SAFETY-KLEEN CORP. AND LAIDLAW, INC. STOCKS

In prior years, participants have been allowed to invest in the stock of the plan sponsor's parent, Safety-Kleen Corp. (SKLNQ), and the stock of Laidlaw Inc.
(LDW), a principal shareholder of Safety-Kleen Corp. During the year ended December 31, 2000, Safety-Kleen Corp. filed for protection under Chapter 11 of the Bankruptcy statutes. After consideration of the financial condition of both companies, plan management decided the two stocks were no longer viable investments for plan participants. Accordingly, on May 2, 2000, the Investment Committee ruled that participants could not acquire further shares of the two stocks. The Committee's decision did not restrict a participant's ability to receive a distribution of account shares upon termination or to transfer account shares to another plan through rollover or other qualified plan transfer.

On June 9, 2000, Safety-Kleen Corp. and 73 of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. Sections 101-1330, as amended in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 Cases are being jointly administered, for special procedural purposes only, before the Bankruptcy Court under Case No. 00-2303(PJW). Excluded from the filings were certain of Safety-Kleen's non-wholly-owned subsidiaries and all Safety-Kleen's indirect foreign subsidiaries. There can be no assurance as to what value if any, will be ascribed to the common stock in the bankruptcy proceedings. The Company does not believe the common shareholders of Safety-Kleen Corp. will receive any distribution upon consummation of a plan or plans of reorganization.


On June 28, 2001, Laidlaw Inc. ("Laidlaw") and five of its subsidiary holding companies, Laidlaw Investments, Ltd., Laidlaw International Finance Corporation, Laidlaw One, Inc., Laidlaw Transportation, Inc. and Laidlaw USA, Inc. (collectively, "Laidlaw Debtors") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Western District of New York.

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

NOTE 9.  SUBSEQUENT EVENTS

Effective February 10, 2002, the Company matching contribution was suspended. The Dow Jones Industrial Average closed at 10,021.50 and 9,687.42 on December 31, 2001 and June 17, 2002, respectively. Depending on what investment options Plan participants have selected, management believes it is likely that the market value of some participant investments may have decreased in the period subsequent to December 31, 2001.

                             SUPPLEMENTAL SCHEDULES

                                                                      Schedule I

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

            Schedule H: Schedule of Assets Held for Investment as of
                                December 31, 2001

           Employer Identification Number 75-2178928, Plan Number 001


(a)  (b) Identity of issue, borrower, or       (c) Description         (d)          (e) Current
               similar party                    of investment          Cost             value
                                                                   ------------     ------------

     Safety-Kleen Corp., common stock            1,033,716.000     $    213,769     $    144,720
     Laidlaw, Inc., common stock                   166,846.000           15,210           15,650
     AIM Balanced Fund Class A                     244,776.831        5,535,339        6,349,511
     Alliance Premier Growth Class A               781,731.678       11,743,657       15,884,788
     Am Funds Washington Mutual Invs Fd Inc        600,175.422       16,531,199       16,954,956
     Bond Fund of America                        2,656,085.391       33,854,761       33,971,332
     Dreyfus Emerging Leaders Fund                 411,135.735       12,727,820       14,295,190
     Dreyfus Premier Balanced Fund                 666,975.006        7,804,073        8,670,675
     Franklin Balanced Sheet Investment Fund       387,123.046       16,904,431       15,492,664
     Morley Capital Stable Value Fund              335,035.094        5,697,577        5,471,123
     Mutual Beacon Fund Inc. "Z"                 1,087,425.614       13,727,578       14,190,904
     Mutual Discovery Fund "Z"                     663,540.062       11,574,451       12,069,794
     Oppenheimer Capital Appreciation Fund         461,104.278       15,907,309       18,702,390
     Oppenheimer Global Fund A                     303,206.364       12,634,016       14,168,833
     Wachovia Equity Index Fund                    584,644.411       10,576,516       12,230,761
     First Trust Money Market Account              552,844.360          552,844          552,844
     Personal Choice Retirement Accounts     (1)    various           1,500,267        1,919,210
     Participant loans, from 6.0% to 10.5%                                    0        9,609,644
                                                                   ------------      -----------

     Total investments                                             $177,500,817     $200,694,989
                                                                   ============     ============


   *  Party-in-interest investment

(1) Detail information on Personal Choice Retirement Accounts is annexed on the next page of this report.

                                                                     Schedule II

                     SAFETY-KLEEN CORP. 401(K) SAVINGS PLAN

            Supplemental Schedule II: Schedule H: Schedule of Assets
         Held for Personal Choice Retirement Accounts Investments as of
                                December 31, 2001

Schedule H reporting of Reportable Transactions is not required for plans having participant directed accounts. This plan's accounts are 100 percent participant directed.

               Employer Identification Number 75-2178928. Plan 001



(a)    (b) Description of Investment         (c) Quantity   (d) (e) Market Value
       AES CORP                                        25               $408.75
       AMR CORPORATION                                100             $2,217.00
       AOL TIME WARNER INC                            960            $30,816.00
       AT&T CORP                                 311.2318             $5,645.74
       AT&T WIRELESS SVCS                              98             $1,408.26
       AVAYA INC                                       24               $291.60
       ACCOM INC                                      450                $20.25
       ADOBE SYSTEMS INC                              250             $7,762.50
       ADVANCE DIGITAL INFO CP                         66             $1,058.64
       ADVANCE MICRO DEVICES                           40               $634.40
       AGILENT TECHNOLOGIES INC                        19               $541.69
       ALTERA CORPORATION                             200             $4,244.00
       ALYA INTERNATIONAL INC                        1000                 $3.00
       AMERICAN EXPRESS COMPANY                  121.5079             $4,336.62
       AMERICAN INTL GROUP INC                    55.0863             $4,373.85
       AMERICAN TECHNICAL CERAMICS                    578             $5,941.84
       AMKOR TECHNOLOGY INC                            20               $320.60
       ANALOG DEVICES INC                              30             $1,331.70
       APPLERA CELERA GENOMICS                         23               $613.87
       APPLIED MATERIALS INC                          630            $25,263.00
       APPLIED MOLECULAR EVOLU                        100             $1,231.00
       ARCH WIRELESS INC                               12                 $0.16
       ARIBA INC                                      423             $2,605.68
       ASTROPOWER INC                                  75             $3,032.25
       AT HOME CORP                                   100                 $0.58
       AUDIOCODES LTD                                 500             $2,825.00
       AURA SYSTEMS INC                              5800             $2,552.00
       AVIGEN INC                                     300             $3,453.00
       BEST BUY INC                                   100             $7,448.00
       BIOGEN INC                                      75             $4,301.25
       BORLAND SOFTWARE CORP                          100             $1,566.00
       BRADLEY PHARMS INC                              50             $1,037.50
       BROADCOM CORP                                  315            $12,874.05
       BROADVISION INC                               1124             $3,079.76
       CTC COMMUNICATIONS GROUP                       100               $515.00
       CVS CORP DEL                                    65             $1,924.00
       CALEDONIA MINING CORP                         2000                $78.00
       CALPINE CORPORATION                            652            $10,947.08

       CENDANT CORP                                   585            $11,471.85
       THE CHARLES SCHWAB CORP                   205.6413             $3,181.27
       CHEVRONTEXACO CORP                         26.1263             $2,341.18
       CHINADOTCOM CORP                               400             $1,200.00
       CIENA CORP                                     300             $4,293.00
       CISCO SYSTEMS INC                             1850            $33,503.50
       CITIGROUP INC                             111.2158             $5,614.17
       CITRIX SYSTEMS INC                              60             $1,359.60
       CLEAN HARBORS INC                              200               $674.00
       COCA COLA COMPANY                          35.7696             $1,686.54
       COEUR D ALENE MINES CP                        3000             $2,370.00
       COMDISCO INC                                   175                $91.00
       COMPAQ COMPUTER CORP                      202.2670             $1,974.13
       CONEXANT SYSTEMS INC                            90             $1,292.40
       CONVERA CORP                                  1300             $4,355.00
       COPPER MOUNTAIN NETWORKS                        50                $84.50
       COR THERAPEUTICS INC                           150             $3,589.50
       COREL CORP                                     100               $190.00
       CORIXA CORP                                     40               $602.80
       CORNING INC                               420.2239             $3,748.40
       CORVIS CORP.                                    97               $313.31
       COUNTRY STAR REST                               27                   N/A
       DECISIONLINK INC                               400                 $0.56
       DELL COMPUTER CORP                            2179            $59,225.22
       DISNEY WALT HLDG CO                        61.0775             $1,265.53
       DOW CHEMICAL COMPANY                       52.3459             $1,768.24
       EMC CORP MASS                                  435             $5,846.40
       EBAY INC                                       400            $26,760.00
       ECHELON CORPORATION                            344             $4,871.04
       ECONNECT                                     42550             $1,829.65
       EAGAIN COMMUNICATIONS CP                       378               $529.20
       ENRON CORP                               1853.3763             $1,112.03
       ERICSSON TEL                                  1200             $6,264.00
       EXXON MOBIL CORPORATION                   116.3348             $4,571.96
       FINL COMMERCE NETWK                             14                 $2.10
       FORD MOTOR COMPANY                        301.6792             $4,742.40
       FUTUREMEDIA PLC                               2900               $957.00
       FUTURELINK CORP                                 28                 $0.28
       GENENTECH INC                                  150             $8,137.50
       GENERAL ELECTRIC COMPANY                  637.2112            $25,539.42
       GENUITY INC                                    300               $474.00
       GEOTEK COMMUNICATIONS                         2000                   N/A
       GLOBAL CROSSING LTD                            186               $156.24
       HANDSPRING INC                                 200             $1,348.00
       HARLEY DAVIDSON INC                        45.1698             $2,453.17
       HEWLETT-PACKARD COMPANY                   550.6892            $11,311.16
       HOME DEPOT INC                           2926.5132           $149,281.44
       I LINK INCORPORATION                           150                $11.25
       I 2 TECHNOLOGIES INC                           175             $1,382.50
       IMCLONE SYSTEMS INC                            195             $9,059.70
       IMMUNEX CORP                                    75             $2,078.25

       IMMUNOMEDICS INC                                18               $364.68
       INKTOMI CORPORATION                           1300             $8,723.00
       INTEGRATED DEVICE TECH                         200             $5,318.00
       INTEL CORP                               1713.3183            $53,883.86
       INTL BUSINESS MACHINES                         150            $18,144.00
       INTERNATIONAL PAPER CO                     73.5534             $2,967.88
       INTERNET CAPITAL GROUP                        1097             $1,327.37
       INTERSPACE ENTERPRISES                       15544             $3,031.08
       INVESTAMERICA INC                               75                 $6.00
       IRIDIUM WORLD COMM                             200                $62.00
       JDS UNIPHASE CORPORATION                       810             $7,030.80
       JOHNSON & JOHNSON                         111.1982             $6,571.81
       JUNIPER NETWORKS INC                           425             $8,053.75
       KRISPI KREME DOUGHNUT CP                       220             $9,724.00
       LSI LOGIC CORP                                 150             $2,367.00
       LEARNINGSTAR CORP                              125               $187.50
       LEVEL 3 COMMUNICATIONS                         200             $1,000.00
       LIFEKEEPERS INTL INC                           520                 $0.52
       LOCH HARRIS INC                                500                $15.00
       LONDON PACIFIC GRP                             200               $792.00
       LUCENT TECHNOLOGIES INC                  1000.8991             $6,295.66
       MCDATA CORPORATION                              15               $367.50
       MEDTRONIC INC                              84.8317             $4,344.23
       MERCK & CO INC                                  50             $2,940.00
       MICROSOFT CORP                                 577            $38,226.25
       MIRACLE ENTERTAINMENT                           15                 $0.38
       MOTOROLA INCORPORATED                     307.5082             $4,618.77
       MUSICMAKER.COM INC                             150               $285.00
       NX NETWORKS INC                                100                 $0.10
       NANOPHASE TECHS CORP                           100               $589.00
       NASDAQ                                         210             $8,171.10
       NEXUS GROUP INTL INC                         10000               $900.00
       NOKIA CORP                                     575            $14,104.75
       NORDSTROM INC                                  100             $2,023.00
       NORSAT INTL INC                               1250             $2,850.00
       NORTEL NETWORKS CP                             290             $2,175.00
       NOVELLUS SYSTEMS INC                            40             $1,578.00
       ONI SYSTEMS CORP                               300             $1,881.00
       ORACLE CORPORATION                            1250            $17,262.50
       ORCHID BIOSCIENCES INC                          15                $82.50
       P-COM INC                                      649               $214.17
       PMC SIERRA INC                                   5               $106.30
       PACIFIC RIM MINING CP                        32000             $6,080.00
       PALM INC                                       700             $2,716.00
       PARADIGM ADVANCE TECH                         1000               $280.00
       PFIZER INCORPORATED                        65.9711             $2,628.95
       PHILIP MORRIS COS INC                     116.8487             $5,357.51
       PHILIP SVCS CORP                                18                $26.28
       PLUG POWER INC                                  20               $174.80
       POINT 360                                      350               $472.50
       POWER-ONE INC                                   55               $572.55

       PUMATECH INC                                   400             $1,032.00
       PURCHASEPRO.COM INC                           1000             $1,210.00
       QLOGIC CORP                                      5               $222.55
       QUALCOMM INC                                   425            $21,462.50
       RAMBUS INC                                     100               $799.00
       RARE MEDIUM GROUP INC                          400               $296.00
       REALNETWORKS INC                                25               $148.50
       REDBACK NETWORK INC                            250               $987.50
       REDIFF. COM INDIA LTD                          100                $65.00
       RF MICRO DEVICES INC                           736            $14,153.28
       SBC COMMUNICATIONS INC                     56.8759             $2,227.83
       SAFET-KLEEN CORP                             12175             $1,704.50
       SILICONIX INC                                  100             $2,742.00
       SONUS NETWORKS INC                             100               $462.00
       SOUTHWEST AIRLINES CO                          254             $4,693.92
       SUN MICROSYSTEMS INC                           890            $10,947.00
       SYBASE INC                                     100             $1,576.00
       SYCAMORE NETWORKS INC                          300             $1,608.00
       SYMYX TECHNOLOGIES INC                         100             $2,124.00
       SYSCO CORPORATION                         101.3229             $2,656.69
       TEGAL CORP                                      25                $33.50
       TELLABS INC                                    400             $5,984.00
       TERADYNE INCORPORATED                          245             $7,384.30
       TEXAS INSTRUMENTS INC                          125             $3,500.00
       THERMA-WAVE INC                                200             $2,984.00
       TOLL BROTHERS INC                               50             $2,195.00
       TYCO INTL LTD                                  100             $5,890.00
       UNIFY CORP                                     400               $100.00
       UNITED PARCEL SERVICE                      20.2592             $1,104.13
       VHS NETWORK INC                                350                $15.75
       VALENCE TECH INC                               200               $674.00
       VAST SOLUTIONS INC CL B1                         3                 $0.03
       VAST SOLUTIONS INC CL B2                         3                   N/A
       VST SOLUTIONS INC CL B3                          3                   N/A
       VIEWPOINT CORP                                 650             $4,426.50
       WAL-MART STORES INC                       246.6896            $14,196.99
       WEBLINK WIRELESS                               100                 $5.00
       WESTELL TECH INC                               500             $1,320.00
       WIND RIVER SYSTEMS INC                         440             $7,880.40
       WORLDCOM INC - WORLDCOM GROUP                  587             $8,264.96
       WORLDCOM INC - MCI GROUP                        23               $292.10
       XYBERNAUT CORP                                 200               $476.00
       YAHOO! INC                                     300             $5,322.00
       ZEN INTL RES LTD                             30000               $600.00
       INTEGRATED SPATIAL                           28000                   N/A
       BERGER INFORMATION TECH FUND                504.91             $3,569.71
       BERGER NEW GENERATION FD                   737.704             $5,599.17
       BERGER MID CAP VALUE FD                    137.075             $2,324.79
       AMERICAN CENTURY EQUITY GROWTH FD          126.456             $2,433.01
       DREYFUS DISCIPLINED STOCK FUND              79.284             $2,534.71
       WILSHIRE LARGE CO GROWTH INVESTMENT        113.108             $3,416.99

       DRIEHAUS EMERGING MARKETS GROWTH FUND      110.384             $1,464.80
       EXCELSIOR VALUE AND RESTRUCTURING FUND     158.957             $5,096.16
       FIDELITY SLCT BIOTECH                      200.000            $13,024.00
       INVESCO DYNAMICS FUND                      132.044             $2,103.46
       INVESCO TELECOMM FD                        367.451             $6,107.04
       INVESCO HEALTH SCIENCES FUND                35.289             $1,787.03
       INVESCO TECHNOLOGY FUND                    135.436             $4,411.16
       BRAZOS SMALL CAB PORT                      248.571             $4,638.33
       IPS MILLENNIUM FUND                        489.899            $14,667.58
       FREMONT U.S. MICRO CAP FUND                228.223             $6,456.43
       GABELLI GROWTH FUND                        184.465             $5,290.46
       GRAND PRIX FUND                            282.526             $3,686.96
       JULIUS BAER INTL EQUITY FUND               105.867             $2,203.09
       JANUS FUND                                 951.098            $23,397.01
       JANUS OLYMPUS FUND                         131.144             $3,652.36
       JANUS GLOBAL LIFE SCIENCES FUND            227.457             $3,996.42
       JANUS TWENTY FUND                          720.625            $27,715.24
       JANUS MERCURY FUND                        1052.971            $21,891.27
       JANUS GROWTH & INCOME FD                   135.269             $4,054.01
       JANUS WORLDWIDE FUND                       416.302            $18,250.67
       JANUS ENTERPRISE FUND                      642.163            $20,549.22
       JANUS STRATEGIC VALUE FD                  1232.468            $11,412.65
       MONTGOMERY GLOBAL COMMUNICATIONS FD        147.352             $1,500.04
       MUHLENKAMP FUND                             92.285             $4,942.78
       NB SOCIALLY RESPONSIVE FUND                 58.761             $1,060.05
       NORTHERN TECHNOLOGY FUND                   178.129             $2,221.27
       UAM ANALYTIC ENHANCED EQUITY FUND          446.415             $4,611.47
       PBHG LARGE CAP GROWTH FD                   151.615             $3,153.59
       UAM FPA CRESCENT                           126.782             $2,179.38
       T ROWE PRICE SCIENCE & TECHNOLOGY FUND      55.538             $1,161.85
       RYDEX VENTURE 100 FUND                     133.039             $6,501.62
       RS EMERGING GROWTH FUND                     71.312             $2,282.70
       ROYCE PREMIER FUND                         266.217             $2,805.93
       SCUDDER INTL FUND                           17.667               $647.67
       STRONG ENTERPRISE FUND                    3300.063            $73,063.39
       FIRSTHAND TECHNOLOGY VALUE FUND            388.849            $16,040.02
       FIRSTHAND TECHNOLOGY LEADERS FUND          165.052             $3,112.88
       FIRSTHAND TECHNOLOGY INNOVATORS FUND       169.677             $2,782.70
       MERCURY SELECT GROWTH FUND                 243.921             $2,502.63
       VANGUARD EXPLORER FUND                      73.255             $4,418.01
       VANGUARD GROWTH INDEX FD                   148.151             $3,912.67
       VANGUARD INDEX TRUST 500 PORT               247.56            $26,214.13
       WILLIAM BLAIR INTL GROWTH FD               116.482             $1,803.14
       WEITZ PARTNERS VALUE FUND                  232.455             $4,851.34
       CREDIT SUISSE GLOBAL HEALTH SCIENCES      2518.892            $50,327.46
       SCHWAB INTL INDEX FUND                     132.823             $1,666.93
       SCHWAB SMALL CAP INDEX FUND                119.304             $2,087.82
       SCHWAB MKT MGR INTL                        188.579             $2,047.97
       SCHWAB US TREAS MONEY FD                  19848.93            $19,848.93
       SCHWAB MONEY MARKET FUND                 473447.10           $473,449.10
                                                                   ------------

       Total Personal Choice Retirement
            Accounts Investments                                   $1,919,210
                                                                   ==========